SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Akamai Technologies, Inc.

(Name of Subject Company (Issuer))

Akamai Technologies, Inc.

(Name of Filing Person (Offeror))

5 1/2% Convertible Subordinated Notes due 2007

(Title of Class of Securities)

00971T AA 9
00971T AB 7
00971T AC 5

(CUSIP Number of Class of Securities)

With copies to:
Melanie Haratunian, Esq. Vice President and General Counsel Akamai Technologies, Inc. 8 Cambridge Center Cambridge, Massachusetts 02142 (617) 444-3000	Susan W. Murley, Esq. Stuart R. Nayman, Esq. Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Person)

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,861.00.     Filing party: Akamai Technologies, Inc.

Form or Registration No.: Schedule TO-I. Date filed: February 10, 2004.

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

INTRODUCTORY STATEMENT TO AMENDMENT NO. 1

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed by Akamai Technologies, Inc., a Delaware corporation (“Akamai”), with the Securities and Exchange Commission on February 10, 2004 (the “Schedule TO”) relating to an offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2004 (as it may be supplemented or amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal”), up to $101,000,000 aggregate principal amount of its outstanding 5 1/2% Convertible Subordinated Notes due 2007. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in Item 1 is hereby amended and supplemented by the following:

     The question and answer set forth under “If I change my mind, can I withdraw my tender of Notes?” in the Summary Term Sheet set forth in the Offer to Purchase is hereby amended and restated in its entirety as follows:

     “If I change my mind, can I withdraw my tender of Notes? (Page 19)

     Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In order to effect a withdrawal of tendered Notes, you must notify the Depositary of your intention to withdraw in writing prior to the Expiration Date and follow the other procedures detailed later in this Offer to Purchase. No consideration shall be payable in respect of Notes so withdrawn. In addition, if we have not accepted your Notes for payment by April 6, 2004, you may also withdraw your Notes. Notes withdrawn from the Offer may be re-tendered by following the procedures for tendering Notes.”

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in Item 4(a) is hereby amended and supplemented by the following:

     (1) The information set forth in Item 1 above is incorporated by reference.

     (2) The first paragraph of the subsection captioned “Amendment; Extension; Waiver; Termination” of Section 2 (“Terms of the Offer”) in the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Akamai expressly reserves the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 10, “Conditions to the Offer,” shall have occurred or shall have been determined by Akamai to have occurred:

•	to extend the period of time in which the Offer is open and thereby delay the acceptance of any Notes by giving oral (confirmed in writing) or written notice of the extension to the Depositary; and

•	to amend the Offer in any respect by giving oral (confirmed in writing) or written notice of such amendment to the Depositary.

In addition, Akamai expressly reserves the right to terminate the Offer prior to the Expiration Date without purchasing any Notes if, in our reasonable judgment, any of the conditions specified in Section 10, “Conditions to the Offer” has occurred.”

     (3) The first paragraph of Section 8 (“Withdrawal of Tenders”) in the Offer to Purchase is hereby amended and restated in its entirety as follows:

“You may withdraw your tendered Notes at any time prior to the Expiration Date but not thereafter, except as set forth below. In addition, you may withdraw tendered Notes if we have not yet accepted them for payment, after April 6, 2004, which is 40 business days from the date of this Offer to Purchase. We will not pay any consideration in respect of Notes that are withdrawn from the Offer.”

     (4) Section 10 (“Conditions to the Offer”) in the Offer to Purchase is herby amended and restated in its entirety as follows (in order to revise the fifth, ninth and eleventh bullet points under the first paragraph thereof and the first bullet point under the second paragraph thereof):

“10. Conditions to the Offer

     The Offer does not have as a condition that a minimum principal amount of Notes be tendered. Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) any rights Akamai may have to extend and/or amend the Offer, Akamai will not be required to accept for payment or pay for, and may delay the acceptance for payment of, or payment for, any tendered Notes, subject to the rules under the Exchange Act, and Akamai may terminate the Offer, if:

•	any statute, rule, regulation, judgment, order, stay, decree or injunction shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed to be applicable by any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, directly or indirectly, in Akamai’s reasonable good faith judgment, prohibiting preventing, restricting or delaying the consummation of the Offer including any such event that would make the Offer illegal;

•	Akamai has determined, in its reasonable good faith judgment, that the acceptance for payment of, or payment for, some or all of the Notes will violate, conflict with or constitute a breach of any order, statute, law, rule, regulation, executive order, decree or judgment of any court to which Akamai may be bound or subject;

•	there shall have occurred, in Akamai’s reasonable good faith judgment:

•	any downgrading in the rating of any of Akamai’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Securities Act), or any public announcement that any such organization has under surveillance or review its rating of any of Akamai’s debt securities (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating) or any announcement that Akamai has been placed on negative outlook;

•	any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies, the NASDAQ-100 Index or the Russell 2000 Index by an amount in excess of 20% measured from February 9, 2004 or any decline in the exchange rate of U.S. dollars to the Euro or U.S. Dollars to the Japanese Yen in an amount greater than

20% measured from February 9, 2004;

•	any material suspension or material limitation of trading in securities generally on the New York Stock Exchange or on the NASDAQ National Market, or any setting of minimum prices for trading on such exchange or in the over-the-counter market, or any suspension of trading of any of Akamai’s securities on any exchange or in the over-the-counter market;

•	any banking moratorium declared by U.S. federal or New York authorities;

•	any major disruption of settlements of securities or clearance services in the United States;

•	any attack by a foreign entity, terrorist or otherwise, that takes place within the United States or any other national or international calamity or emergency which in Akamai’s reasonable good faith judgment has a material affect on the business, financial conditions or results of operations of Akamai, or any declaration of war by Congress;

•	any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States;

•	any decrease in the market price of Akamai’s common stock in an amount in excess of 20% measured from February 9, 2004; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a significant acceleration or worsening thereof;

•	the Trustee under the Indenture for the Notes shall have objected in any respect to, or taken any action that could, in Akamai’s reasonable good faith judgment, adversely affect the consummation of the Offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by Akamai in making the Offer or the acceptance of or payment for any of the Notes;

•	there shall have occurred or be likely to occur any event or series of events that, in Akamai’s reasonable good faith judgment:

•	prohibits, prevents, restricts or delays consummation of the Offer; or

•	materially and adversely affect the business, assets, condition (financial or otherwise), income, operations or prospects or stock ownership of Akamai and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of Akamai’s business;

•	a tender or exchange offer for any or all of the Notes (other than this

Offer), or any merger, acquisition proposal, business combination, tender offer or other similar transaction with or involving Akamai has been proposed, announced or made by any person or has been publicly disclosed;

•	Akamai has learned that a person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of Akamai’s outstanding shares of common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of Akamai common stock; or

•	there shall have been filed by any person or group a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire Akamai or any shares of its common stock.

     The foregoing conditions are for the sole benefit of Akamai and may be asserted by Akamai regardless of the circumstances (other than circumstances due to any factor within the control of Akamai) giving rise to such condition or may be waived by Akamai in whole or in part at any time and from time to time in its sole discretion up to the Expiration Date. If Akamai chooses to waive one of the conditions to the Offer with respect to one holder of Notes, Akamai will waive that same condition to the Offer for all holders of Notes. If any condition to the Offer is not satisfied or waived by Akamai prior to the Expiration Date, Akamai reserves the right (but shall not be obligated), subject to applicable law, to:

•	terminate the Offer and promptly return the tendered Notes to the tendering holders;

•	waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not withdrawn) prior to the Expiration Date;

•	extend the Offer and retain the Notes that have been tendered during the period for which the Offer is extended; or

•	amend the Offer.

     Akamai’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any of its other rights and each such right will be deemed an ongoing right which Akamai may assert at any time and from time to time prior to the Expiration Date. Any determination by Akamai concerning the events described above will be final and binding upon all parties.”

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in Item 11(b) is hereby amended and supplemented by incorporating by reference the information contained in Items 1 and 4 above.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

AKAMAI TECHNOLOGIES, INC.

By:	/s/ George Conrades

George Conrades
Chief Executive Officer

Date: February 19, 2004

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated February 10, 2004.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients dated February 10, 2004.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2004.*

(a)(1)(vi)	Guidelines to Form W-9.*

(a)(5)(i)	Press Release Regarding Offer dated February 10, 2004.*

(d)(1)	Indenture, dated June 20, 2000, by and between Akamai Technologies, Inc. and U.S. Bank National Association successor to State Street Bank and Trust Company (previously filed as Exhibit 99.4 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).

(d)(2)	5 1/2% Convertible Subordinated Notes due 2007 Registration Rights Agreement, dated June 20, 2000, by and among Akamai Technologies, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC (previously filed as Exhibit 99.5 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).

*	Previously filed